January 7, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (303) 592-1846

Mr. Michael Grove
Learning Wire.Com
410 17th Street, Suite 1870
Denver, CO 80202

Re:	Learningwire.com
	Form SB-2 filed December 8, 2004
	File No. 333-121072

Dear Mr. Grove:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Throughout the document you reference rules and regulations of the
Securities and Exchange Commission.  Please refer to a specific
Act
rather than the Commission. Please see the fifth paragraph of page 8 as one example.

2. Please confirm the inclusion of the Dealer Prospectus Delivery
Obligation as required by Item 502 of Regulation S-B.


Front Cover of Prospectus

3. Confirm that the outside front cover page of the prospectus will be one page. Refer to Item 501(a) of Regulation S-B.

4. Please consider disclosing on the front cover that the selling shareholders intend to sell their total interest in the company.
Currently, the language implies the shareholders are only selling a portion of their shares.

5. In the third paragraph, indicate that funds will be immediately available to Learningwire regardless of how much money is raised.

6. In the fourth paragraph indicate the status of any quotation or listing applications.

Summary - page 2

7. It is unclear whether the SmartRewards program is an integral part of your business strategy. If it is, please consider discussing this program in the summary.

Risk Factors - general

8. Please revise the risk factor headings to bold face type and underline them. In addition, please make sure each heading is descriptive of the risk. Many of the current headings are merely statements about the company or offering which do not describe any risk.

9. Please confirm there will only be one director on the board of directors of the Company. If so, consider including a risk factor that discusses the implications of a sole director of the Company on shareholder interests. Tell us whether Colorado corporation law allows a single director to comprise the Board of Directors.

10. We note that you discuss dilution in a later section of the prospectus. Please add a risk factor discussing the dilutive effect
of future sales of securities to meet your capital needs.   In
addition, consider discussing the majority share ownership by insiders and the implications to minority shareholders.

11. Please expand the last risk factor to discuss the amount of time that each employee will devote to the business.

Risk Factors - page 5

12. In the second paragraph of page 5, you discuss two existing suppliers with whom you hold material supply agreements. Please discuss these agreements further in your business discussion. In addition, please provide these contracts as exhibits to this filing.

Use of Proceeds - page 7

13. In the third paragraph of page 7, you discuss the amounts allocated to "promote Learningwire`s products...". Since most of the proceeds will be used for marketing, please provide more detail of your plan and how it will enhance the Company`s operations.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations

General

14. In accordance with Item 303 of Regulation S-B and SEC Release Number 34-48960, please provide more detail regarding the business
plan and strategy of Learningwire.com.   You mention that you are
not
a blank check company, but you fail to articulate long term goals and strategies to overcome the obstacles you identify (brand recognition, size, diversity and quality of inventory, customer service, and pricing).

Business - page 9

15. We note your marketing programs provide purchase discounts and cash rebates. Please revise your financial statements to disclose your accounting policy for these incentives.

Transactions with Related Parties and Recent Sales of Securities - page 14

16. In the fourth paragraph of this section, you refer to a private sale of securities to a group of investors. Please disclose upon which exemption you relied for this transaction.

17. We note that you disclose a number of related party
transactions
in the footnotes to the financial statements that are not included in
this section.  Please add them to this section pursuant to Item
404
of Regulation S-B.

Offering By Learningwire - page 15

18. In the second paragraph of this section, please clarify what the officers will be relying upon to avoid acting as brokers in the sale of shares if they do not satisfy Rule 3a4-1 of the Securities and Exchange Act of 1934.

Financial Statements

Nature of Organization and Summary of Significant Accounting
Policies
- page F-7

19. Please revise to include an affirmative statement that the interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Refer to item 310(b) of Regulation S-B.

Table of Contents

20. We note the inclusion of an "Experts" section in the table of contents and the consent of your independent auditors to the reference to them under the heading "Experts". However, we are unable to locate this section in the registration statement. Please revise accordingly.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Heidi Berg at (202) 824-5463 or Donald Walker at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 824-5538 or me at (202) 942-1760 with any other questions.

						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc:	William T. Hart, Esq
	Hart & Trinen, LLP
	1624 Washington Street
	Denver, CO 80203


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Mr. Michael Grove
Learning Wire.Com
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